WILLIAM P. LYONS
                         444 Madison Avenue, 38th Floor
                               New York, NY 10022
                                  212/751-2300

                                    ---------

                                                                   July 30, 1997



The Board of Directors
Video Lottery Technologies, Inc.
115 Perimeter Center Place
Suite 911
Atlanta, GA 30346                                                  Via Facsimile

Fellow Directors:

     Despite repeated requests by William Spier and myself over the past year, the Board of Directors of Video Lottery Technologies has failed to conduct itself in a manner consistent with the obligations incumbent upon those serving as directors of a publicly-owned company. Basic principles of responsible corporate governance have been ignored. The oversight responsibility of the Board has been subordinated to expediency. In order to avoid any possible suggestion that I condone, or am complicit in, the policies and actions of the VLT Board, I am compelled to resign as a director, effective immediately.

     My persistent efforts to require the VLT Board and its senior executive officers to conform their conduct to accepted norms of corporate governance and to avoid conflicts of interest have been disparaged by management and ignored by a majority of the Board. Recent actions relating to compensation, composition of the Board, and management intrusion into a purportedly independent investigation of director misconduct have confirmed my suspicion that a majority of the Board has no inclination to behave in conformity with applicable legal and business standards or, equally important, to demonstrate common sense. Nevertheless, I am hopeful that public awareness of VLT's egregious departures from appropriate conduct will result in much needed reform. Therefore, pursuant to Item 6(a) of Form 8-K, I formally request that VLT publicly and promptly disclose that I am resigning because of my disagreement with VLT's policies and practices which result in the entrenchment and enrichment of management and certain Board members at the expense of stockholders, and subvert the independent supervisory role of a board of directors. A copy of this letter, which describes my disagreement, must be filed as an exhibit to the Form 8-K and with NASDAQ. It should also be made a part of the Company's upcoming proxy statement.

The Board of Directors
July 30, 1997

     To begin, I need not repeat the objections Mr. Spier and I raised in 1996 regarding unauthorized payments made to International Equity Partners, the firm of which the Company's Chairman, Richard Burt, is a principal, or the related actions of the Company's President, Richard Haddrill, and the Board, which have never been satisfactorily resolved, and which are highlighted in the dissent filed as part of the Company's proxy statement, dated December 31, 1996. ( A copy of the dissent is attached for reference.) These objections still stand.

     Since then, further misconduct by the Board and management provide indisputable evidence of violation of the trust placed in VLT's management and directors by VLT's stockholders. Among other things, such actions include:

     1.  Appointment and Renomination of an Unsuitable  Director.  A majority of
         -------------------------------------------------------
the Board, with Mr. Spier and myself objecting, appointed John Hardesty to the Board of Directors effective December 18, 1996. In addition to noting that Mr. Hardesty's appointment would result in violation of the Company's agreement with Mr. Spier's investor group, we questioned whether Mr. Hardesty's experience, other than his friendship with VLT's President, was such as to justify his appointment. Since that time, there has been a development which makes manifest that Mr. Hardesty is not an acceptable director for either a publicly-owned or regulated company. Mr. Hardesty, without clearing the activity in advance with VLT's counsel as required by VLT corporate policy, purchased shares of VLT common stock shortly before VLT issued a favorable earnings release and at a time when he was aware of at least two different material but non-public corporate opportunities being considered by VLT's Strategic Planning Committee.

     By nominating Mr. Hardesty for election as a director at the Annual Meeting of Stockholders scheduled for August, a majority of the Board has the audacity to suggest that VLT stockholders suffer the continued presence of an individual who, at best, has exhibited grievous deficiencies in judgment and, at worst, has committed violations of ethics and corporate policy and may well have violated the federal securities laws and his fiduciary duties.

     Only after Mr. Spier and I demanded that the Board take action did any of the other VLT directors even consider investigating Mr. Hardesty's conduct and suitability to serve on the Board. After more than ten weeks, Ms. Becker, a Board member and Chair of the Company's Compliance Committee, at the behest of the Company's Chairman, apparently issued a written report, which the Chairman has improperly withheld from Mr. Spier and myself. In purportedly summarizing the report to the Board, Ms, Becker raised more questions than answers. Only at this point did the Board then seek an opinion of newly retained counsel as to the legality of Mr. Hardesty's actions. This counsel rendered an opinion, which Mr. Spier and I, in a letter to that counsel, William Speer, Esq., dated July 23, 1997, have challenged as being seriously flawed. (A copy of the letter is attached for reference.) As of this writing, we have received no response from counsel or the Board to our challenge. In any event, the legal technicalities and contorted reasoning employed by this new lawyer and a majority of the Board do not address the wisdom of Mr. Hardesty proceeding as he did. No one can argue that this director's trading is evidence of

                                         2                                Page 9

The Board of Directors
July 30, 1997

     the judgment and sensitivity to actual and possible questions of integrity and fair dealing required of a director of VLT.

     Moreover, one would have thought VLT's Compliance Committee has the authority and duty to review any questionable conduct by officers and directors. In the case of VLT, however, one would be wrong - the Compliance Committee has been advised that it does not have jurisdiction to act in this matter. How is this Committee to act as an effective sentinel over corporate ethics and misconduct if it cannot independently identify and investigate potential areas of concern?

     2. The  Systematic  Quashing  of  Independent  Review  and  Supervision  of
        ------------------------------------------------------------------------
Management Actions.
------------------

     Oversight of corporate conduct in respect of both business operations and compliance with legal and ethical obligations is the most critical aspect of director responsibility. Obviously, the most efficacious way to avoid problems is to instill in all corporate citizens a clear understanding that any unlawful, unethical, or questionable conduct will not be condoned or ignored and will lead to serious adverse consequences. Senior management and a majority of the Board have communicated just the opposite message. The Corporate Code of Conduct and procedures intended to eliminate questions of conflicts and self-dealing have not been respected by the most senior executives and certain Directors. Equally distressing, employees and directors have been discouraged from raising questions regarding suspicious conduct of others. Once inquiries have been made, they are treated as obstacles to the conduct of business rather than a crucial element of protecting VLT.

     Examples of senior management and certain Board members disregarding or punishing those seeking to fulfill their oversight function include:

o  The failure to honor the recommendations of the Compensation Committee.

o  The abandonment of a Compensation Committee to review compensation practices.

o The failure to honor the recommendations of the Audit Committee with respect to the need for more effective internal controls regarding the making of payments to insiders.

o The reconstitution of the Audit and Compensation Committees in order to prematurely conclude investigations into compensation arrangements with an affiliate of the Chairman of VLT (which investigation questioned the adequacy of the process by which payments were made to this affiliate and whether VLT has received any services of value in exchange for these payments).

o Efforts to avoid disclosure of the concerns of the Audit and Compensation Committee, including the failure to include the requisite report of the relevant Compensation Committee in



                                        3                                Page 10

The Board of Directors
July 30, 1997


   the 1996 proxy statement in complete disregard of the requirements of the federal securities laws.

o The failure to renominate me as a director purportedly because of my poor attendance at Board meetings and claimed divisive actions. Both allegations are, on their face, absurd; they are totally fallacious and pretextual. I attended 21 of 25 Board meetings in 1996, a very respectable record. More significantly, you consider disruptive the very qualities which should be required of, and admired in, outside directors - the willingness to independently scrutinize management conduct and question inappropriate arrangements while supporting those business actions which make sense for the Company and its stockholders (such as the recent settlement with EDS). Taking such action, especially when compared to the Board's unqualified support of Mr. Hardesty, makes a mockery of the entire nominating process. Indeed, in failing to renominate me, the Board denies shareholders the right to choose a director whose place on the ballot has been improperly withheld by the Board in violation of the Company's agreement with a majority shareholder, Mr. Spier. (This action is the second breach by VLT of its agreement with Mr. Spier's investor group in under one year.)

     In view of the upcoming Annual Meeting of Stockholders in August, Mr. Spier and I submitted our objections to the proxy statement being prepared by the Company in connection with that meeting, in a letter to VLT's outside counsel, Michael Rosenzweig, Esq., dated July 14, 1997. (A copy of that letter is attached for reference.) It strenuously protested the inadequate and misleading nature of the proxy statement as then drafted, in failing to properly report on the issues outlined in this letter of resignation. To date, our letter to Mr. Rosenzweig has not been acknowledged, nor has any updated draft of the proxy statement been presented to us for review. It is feared that the Board may actually submit a proxy statement to stockholders without such review or consideration of our position. To that extent, my resignation is further dictated by such arbitrary and capricious action.

                                                               Very truly yours,

                                                            /s/ William P. Lyons

                                                                William P. Lyons




Enclosures:       Dissent to 1996 Proxy Statement
                  July 14, 1997 Letter to Michael Rosenzweig, Esq.
                  July 23, 1997 Letter to William Speer, Esq.

                                        4                                Page 11

                       DISSENT OF MESSRS. SPIER AND LYONS


     Since July 1996, Messrs. Spier and Lyons have expressed disagreement with certain actions of the Board of Directors and concerns with respect to certain transactions involving the Company. See "Certain Recent Developments."

     Messrs. Spier and Lyons, who constituted a majority of the members of the Compensation Committee prior to its reconstitution on November 7, 1996, have objected beginning in August 1996 to the Board of Directors taking action on compensation matters without prior consideration of such matters by the Compensation Committee. In this regard, Messrs. Spier and Lyons believe that the Board of Directors has usurped the power of the Compensation Committee and, by disregarding established corporate procedures, has created conflicts of interest of a sort that the existence and proper use of the Compensation Committee were intended to avoid.

     The full Board of Directors met 23 times during 1995 and 25 times during 1996, and during 1995 and 1996 has directly dealt with matters of executive compensation. However, Messrs. Spier and Lyons believe that Board action with respect to the setting of the compensation of the president of the Company, Mr. Haddrill, represents a serious threat to established corporate procedures intended to produce objective compensation decisions by independent directors. At a September 9, 1996 meeting, the Board approved an employment agreement to replace Mr. Haddrill's then existing contract providing for a 20% increase in his base salary and maximum bonus, with a $150,000 minimum assured bonus in 1996 regardless of the Company's performance. The Company has historically granted awards of restricted stock and stock options that vest without regard to performance targets, but Messrs. Spier and Lyons have expressed concern that the agreement provides for grants of restricted stock and stock options unrelated to the achievement of performance targets. Messrs. Spier and Lyons have also expressed concern that the terms of this contract were negotiated with Mr. Haddrill by Mr. Burt at a time when Mr. Haddrill's conduct regarding the authorization of payments to Mr. Burt's affiliate, IEP, was being investigated and Mr. Haddrill was negotiating and recommending a new consulting arrangement with IEP. (See Proposal 2 for a description of the action taken by the Board of Directors with respect to its review and approval of the payments made to IEP.) Messrs. Spier and Lyons have also expressed concern that the Compensation Committee was neither advised in advance nor consulted prior to the September 9 Board meeting. Messrs. Spier and Lyons believe that senior executive officers should not negotiate the terms of their compensation arrangements with other insiders because such conduct unavoidably creates a potential for serious conflicts of interest and, in this instance, did not adequately take into account the Company's disappointing recent performance. Finally, Messrs. Spier and Lyons believe that the actions taken by Messrs. Burt and Haddrill created at least the appearance of impropriety and may have violated the Company's code of conduct. In addition, Messrs. Spier and Lyons have advised the Company of their view that this Proxy Statement is materially misleading in that its omits the factual background regarding the reconstitution of the Audit and Compensation Committees.

     Messrs. Spier and Lyons have prepared a report captioned "Compensation Committee Report on Executive Compensation" and have demanded that the Company include the report in this Proxy Statement, which, in their view, is required by the federal securities laws. This report, which the Company has declined to set forth in this Proxy Statement, also includes, among other things, a discussion of the following matters: (i) that Messrs. Spier and Lyons view performance as an important criterion to determine appropriate executive compensation and, based on the Company's performance, recommended to the Board of Directors that the compensation of executive officers should not be increased and cash bonuses should not be awarded to the Company's senior executive officers in 1996; (ii) that, in their view, appropriate mechanisms to avoid conflicts of interest in considering payments to corporate insiders and their affiliates, including IEP, cannot be established outside the Compensation Committee structure; and (iii) that, in their view, the reconstitution of the Compensation and Audit Committees will chill the exercise of independent judgment by outside directors and represses the reports of these Committees, which were critical of management conduct.

     In addition, Messrs. Spier and Lyons have asserted that this Proxy Statement contains numerous misstatements or omits to state material facts and, as such, is misleading. Specifically, Messrs. Spier and Lyons assert that this Proxy Statement does not include information regarding (i) meetings of the Audit

                                       23                                Page 12

Committee and the Compensation Committee; (ii) the setting of executive compensation by the Board of Directors instead of the Compensation Committee and the objections of Messrs. Spier and Lyons relating thereto; (iii) the independence of Ms. Becker and Mr. Burt as directors in light of their consulting agreements with the Company; and (iv) the belief of Messrs. Spier and Lyons that this Proxy Statement does not contain all required information and is misleading.

     In their capacity as a majority of the then members of the Audit Committee, Messrs. Spier and Lyons submitted a report to the Board recommending that the Board (i) authorize the Audit Committee to retain independent counsel to investigate thoroughly the payments made to IEP following expiration of its consulting agreement with the Company, (ii) not appoint KPMG Peat Marwick LLP as the Company's independent auditors for the year ending December 31, 1996, and
(iii) appoint another "Big Six" accounting firm as the Company's independent auditors for the year ending December 31, 1996. The basis for the recommendation to change auditors was the belief that the existing auditors should have recommended that the Board of Directors conduct additional procedures to independently verify that services were actually provided to the Company by IEP and that they had not promptly acted to recommend remedies to deficiencies they had identified in the Company's system of internal controls regarding payments to insiders. See "Proposal 2 -- Ratification of Appointment of Auditors."

     Messrs. Spier and Lyons opposed the appointment of Mr. Hardesty to the Board of Directors and have stated that such appointment may violate certain agreements to which the Company is a party, including the Stockholders' Agreement by and between Mr. Spier and the Company.

     Finally, Messrs. Spier and Lyons have advised the Company that they do not recommend a vote in favor of the election of Mr. Davey to the Board of Directors because they disagree with Mr. Davey's views as to the appropriate management and strategic direction of the Company, although they recommend a vote in favor of Mr. Spier's election.

     For the foregoing reasons, Messrs. Spier and Lyons have respectfully declined to join in the report of the Board of Directors with respect to executive compensation and have objected to the dissemination of this Proxy Statement.


                                       24                                Page 13

                                  WILLIAM SPIER
                                WILLIAM P. LYONS
                         444 Madison Avenue, 38th Floor
                               New York, NY 10022
                                  212/751-2300

                                   ----------


                                                                   July 23, 1997


William Speer, Esq,
Powell, Goldstein, Frazer & Murphy LLP
101 Peachtree Street, N.E.
Atlanta, GA 30303                                  Via Facsimile: (404) 572-6999

Dear Mr. Speer:

As directors of Video Lottery Technologies, Inc. (the "Company"), we have your letter of July 18, 1997 (received from Mr. Gallagher's office late on Monday, July 21, 1997), in which you render your opinion, at the request of the Company, regarding certain purchases of the Company's common stock by one of its directors, John Hardesty.

With all due respect, your opinion is seriously flawed in several material respects. Among other things, in the list of documents furnished to you by the Company, there is a glaring omission: the Company's first quarter earnings release, dated April 22, 1997 (issued within the day following Mr. Hardesty's last purchase.) Significantly, it was not provided by the Company, nor reviewed by you; but it bears directly on the issues involved here. Additionally, we question how you could render an opinion in this matter without, as you yourself acknowledge, having conducted any interviews "of Hardesty or other individuals and have relied solely on the information contained in the foregoing documents [the list of which did not include the April 22nd earnings release, but did include a letter from Ms. Becker to Chairman Burt, dated June 25, 1997, which neither of us has seen, despite repeated demands] and as provided to me by Mr. Gallagher."

In your analysis of the facts, you should have at least inquired of Mr. Spier as to the basis or reasons for this having made such a serious accusation against Mr. Hardesty. Had you spoken to Mr. Spier, you would have learned, among other things, that Mr. Haddrill had told him on April 8, 1997 that Mr. Haddrill had advised a potential purchaser of the Company (Mr. A. Cohen), who was then prepared to make an offer and at a specific price per share for the entire Company, to hold off making that offer until after the Nevada licensing process was completed; and that Mr. Cohen and his investment banker, in consultation with the Company's investment banker, had

William Speer
July 23, 1997


had, during the relevant period when inside information was being transmitted among Board members, certain concrete discussions about possible transactions. Presumably, Mr. Haddrill may have similarly advised other potential suitors to refrain from presenting an offer until the licensing process was over. In this regard, if, as your letter states, other Board members (presumably including Mr. Haddrill) were aware that Mr. Hardesty was looking to buy shares, wouldn't Mr. Haddrill have had to tell him that, in light of Mr. Cohen's anticipated offer, Mr. Hardesty should refrain from any purchases? Certainly, the general counsel would have warned him, if he consulted him, as be should have. We assume Mr. Gallagher has provided you with a copy of his letter to Mr. Spier, dated May 15, 1997, regarding Mr. Gallagher's conversation with Mr. Hardesty on the subject of trading in company stock. Incidentally, the inside information to which we believe Mr. Hardesty was privy during this critical period is not only material, but the nature and patten of Mr. Hardesty's purchases, under these circumstances, raise a question of possible stock manipulation as well when juxtaposed against the prospective offer at a specific price per share.

As noted above, Ms. Becker's letter of June 25th, purportedly reflecting her investigation of all the facts surrounding this matter, and which took over two months to be finished, has never been shown to us. Aside from the fact that we are entitled to see that so-called report, to assess its accuracy and thoroughness, we have been told that it cannot be shown to us because it contains confidential, "special committee" information. As directors not presently involved in any purchase prospects, we are entitled to that report without question. More precisely, however, is the notion that there is something in that information which is of a material nonpublic nature. If that is the case, doesn't that bear on the very issues you were asked to opine on?

Separate and apart from the Special Committee matters (which, of course, you have only the draft of Minutes of meetings to rely upon, since you conducted no interviews), the trading by Mr. Hardesty for a significant period of time leading up to the issuance of the "upbeat" earnings release reporting on the Company's first quarter 1997 results should, without more, require his disqualification as a director. Any public company director knows, or should know, without any need even to consult with counsel, that the buying or selling of his or her company's securities after the close of a quarter and in advance of the release of that quarter's results is wrong. Unquestionably, on top of the other "insider trading" issues that have been raised, Mr. Hardesty is condemned by his own admission: that during the period when the "trading window" for directors was closed, he was buying.

Furthermore, you contend that the Company's Code of Conduct "does not mandate" consultation with the General Counsel's office before trading in the Company's securities. If the Code is an enunciation and embodiment of the Company's policy in matters of this importance, then it cannot be said that directors have the discretion whether or not to comply with it. It is either a policy or it isn't. The point is a simple one: The Company's Code of Conduct provides that directors "should consult" with the Company's general counsel before trading in the Company's stock, and Mr. Hardesty failed to do so. If the policy is anything but meaningless words, Mr. Hardesty plainly violated it, and it is incomprehensible that you could reach a different result.

                                        2                                Page 15

William Speer
July 23, 1997

We leave to our legal counsel the validity of your position, in support of your opinion, "that the ongoing matters being considered by the Special Committee, which had not been publicly disclosed, were not probable of occurrence during the period Hardesty purchased the Shares" or "that it was not probable that a transaction would be concluded during the time or shortly after the time of Hardesty's purchase of the shares and, in fact, no such transaction did occur within such 60-day period." However, it seems clear to us that Mr. Hardesty traded at a time when he should not have, and it begs the question whether a transaction was likely to occur during the period of his purchases or shortly thereafter. The simple fact is that he knew there were nonpublic, pending prospects when he traded and, without complying with the Company's Code of Conduct, and its underlying policy, he traded while in possession of that information.

Finally, you have rendered an opinion in a vacuum, relying solely on the selective facts provided to you by Company management, and purposefully choosing not to inform yourself further. Under the circumstances, which assumedly Mr. Gallagher has described to you, it was incumbent upon you, acting on behalf of the Company, to examine the entire canvas not just a selective corner of the picture before rendering an opinion which has far-reaching consequences for your client and its shareholders. With the Board's and its Chairman's cavalier treatment of this critical issue raising suspicions of a cover-up, and in light of Ms. Becker's apparently taking over eight weeks to conduct a review that is being withheld from the board members not associated with management, we find it distressing that you would render an opinion in such a cursory manner, without even attempting to make that opinion meaningful. Your opinion, in short, far from dispelling doubt and negating inferences of wrongdoing, does exactly the opposite.

                                                               Very truly yours,



                                 /s/ William Spier          /s/ William P. Lyons

                                     William Spier              William P. Lyons



cc:     All Members of the Board of Directors
        Michael Rosenzweig, Esq.
        Dennis Gallagher, Esq.
        Alan Rassaby, Esq.

                                        3                                Page 16

                                  WILLIAM SPIER
                                WILLIAM P. LYONS
                         444 Madison Avenue, 38th Floor
                               New York, NY 10022
                                  212/751-2300

                                    ---------




                                                                   July 14, 1997


Michael Rosenzweig, Esq.
Rogers & Hardin
2700 Cain Tower, Peachtree Center
229 Peachtree Street, N.W.
Atlanta, GA 30303                                  Via Facsimile: (404) 525-2224

Dear Michael:

This letter is in response to the request of Video Lottery Technologies, Inc, (the "Company"), that we inform you no later than July 14, 1997 of our objections to various portions of the Company's draft proxy statement, dated July 9, 1997, being prepared in connection with the Annual Meeting of Stockholders, presently scheduled for August 21, 1997. Such objections were voiced at the Board of Directors' meeting on July 11, 1997.

The proxy statement, as presently drafted, fails to record directly, in clear and accurate language, our objections, and the bases thereof, to the several aspects of "Proposal 1 - Election of Director."

First, not only is the "Dissent of Messrs. Spier and Lyons" misleading and inadequate in describing correctly our position on this item, but the conclusion is inescapable that by placing it on the back page of the proxy statement, the Board intended to accomplish the obvious: that stockholders will not likely see or read this important information.

More specifically, Proposal 1 in its present form, which simply recites that the Board "did not nominate Mr. Lyons for re-election as a Class 3 Director," misrepresents the facts and is fraudulent. Stockholders can only assume, by reading the Board's statement, that no controversy exists regarding the Board's failure to nominate Mr. Lyons and that the Board, without any qualification or objection, simply approved such action. The Board of Directors knows that to be untrue and failing to correct such calculated misimpression is fraudulent and actionable.

Michael Rosenzweig, Esq
July 14, 1997



The facts, simply put, are that Mr. Spier objected to the Board's action in not nominating Mr. Lyons as being a violation of Mr. Spier's right under his stockholder agreement to nominate a person reasonably acceptable to a majority of the Board, and that the grounds asserted by the Board in denying Mr. Spier the right to nominate a "reasonably acceptable" person of his choice are pretextual. The Board based its refusal to nominate Mr. Lyons on the express grounds that (i) he has failed to attend meetings of the Board; and (ii) he is a divisive factor on the Board. These are not objectively supported grounds, which is legally required under Mr. Spier's agreement, and violate the principles of corporate governance and the rights of all shareholders under Delaware law in the selection of directors to manage the Company's affairs. Indeed, the proxy statement itself belies the first ground asserted: On page 5, under "Certain Additional Information Concerning the Board of Directors," it is stated that the "Board ... held 25 meetings during 1996. All directors attended all meetings of the Board ... and each of the committees ... on which he or she served, except four  board  meetings  that Mr.  Lyons did not  attend in 1996 . . . ." In other words, Mr. Lyons attended 21 of 25 meetings in 1996, or 84% of such meetings. Even without regard to the reasons which may have kept Mr. Lyons from attending some meetings, the record speaks loudly for itself on this fallacious claim by the Board.

As for W. Lyons' purported "divisiveness," the simple point to be made is that the record clearly reflects Mr. Lyons' legitimate dissent and objections to actions of the Board in the sincere exercise of his fiduciary duties and responsibilities as a member of the Board. For the Board to refuse to nominate Mr. Lyons on this spurious basis is to punish him for his rightful challenges to the conduct of members of the Board and to suppress his views on critical matters affecting the interests of the Company and its shareholders, and denies shareholders their right to choose directors on a fully informed basis.

Mr. Lyons joined Mr. Spier in these objections.

Accordingly, their position regarding Mr. Lyons' nomination should be prominently and accurately placed under Proposal 1, to enable shareholders to receive all necessary and material information to make informed judgments, as required by the rules governing proxy statements.

Separately, with respect to Mr, Hardesty's nomination, the reference to Messrs. Spier's and Lyons' "Dissent" is also inadequate and misleading. The "Dissent" itself fails to accurately describe the situation involving Mr. Spier's accusations against Mr. Hardesty as not only being violations of company policy, but of the securities laws as well. These are serious charges. The Board, in its draft proxy statement, under Proposal 1, in connection with its discussion of Mr. Hardesty's nomination, misleadingly fails to inform shareholders directly of the serious nature of the charges raised against him. It also fails, in any respect, to inform shareholders that an investigation was demanded by Messrs. Spier and Lyons; that, after two months, a written report was finally prepared by one of the Board members who, incidentally, is also the chairperson of the Company's Compliance Committee, in response to the charges against Mr. Hardesty; that the report is not yet complete and awaits review by special securities counsel -- but at least indicates

                                       2                                 Page 18

Michael Rosenzweig, Esq,
July 14, 1997

that the Company's Code of Conduct may have been violated; and that, in the face of these serious, unresolved issues, a slim majority of the Board (by a 3-2 vote) still saw fit to nominate Mr. Hardesty as a director and place him before the stockholders for their approval, without any expressed reservation.

Under these circumstances, the proxy statement, under Proposal 1, should accurately and fully state all the facts and objections surrounding Mr. Hardesty and his proposed nomination; and that failure to do so is misleading and fraudulent, in violation of the rules governing proxy statements.

Finally, the "Dissent" itself should be corrected to accurately and completely record the facts and the specific objections raised by Messrs. Spier and Lyons, as outlined above. And, the "Dissent," once. corrected, must be prominently and appropriately placed in the proxy statement to receive the requisite attention. In addition, to make such "Dissent" not misleading, it must incorporate specifically the Dissent as recorded in the proxy statement issued by the Company, dated December 31, 1996, in connection with the Company's January 1997 Annual Meeting of Stockholders. All stockholders, especially those who became stockholders after the applicable record date for that last meeting, are entitled to review this information which related to 1996 matters (the period covered by the present proxy statement) and which is particularly relevant to the issues before the shareholders.

It should also be noted, in regard to the proper placement of our objections to the Board's recommendations, in order that stockholders are specifically made aware of those objections, and that the proxy statement not be misleading, is to record our objections to Proposals 3 and 4 directly in juxtaposition to the reference to the Board's recommendations on these proposals. Otherwise, again, stockholders are understandably left with the mistaken impression that the Board, without any qualifications or reservations, is fully in support of these proposals.

After all, since the proxy statement is designed, under the rules, to inform shareholders accurately regarding the Company's affairs and the matters they are being asked to vote upon, that objective cannot be achieved by obfuscation and disingenuous placement of the record of dissenting voices among the Board of Directors.

                                                               Very truly yours,



                                  /s/ William Spier         /s/ William P. Lyons

                                      William Spier             William P. Lyons


cc: Dennis Gallagher, Esq.

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